Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Third Quarter ended September 30, 2023

AKRON, Ohio, November 17, 2023/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the third quarter ended September 30, 2023.

Cryptocurrency Business Progress

BIT Mining has four primary business segments: self-mining, mining pool, data center operation, and mining machine manufacturing. The Company is pursuing its development strategy to focus on cryptocurrency mining operations globally.

Mining Machine Manufacturing

We continue to advance our development of the next generation of 7nm BTC mining machines. Our strategic ally, Chain Reaction, a semiconductor company focused on disruptive blockchain and privacy hardware, has developed an ASIC based on their EL3CTRUM ASIC solution. We are working through the ASIC validation process while completing the hash board to increase hash rates. However, due to the technical complexities of ASIC validation, we anticipate a delay in the mining machines’ system design timeline.

Self-mining

As of today, the total hash rate capacity of our DOGE/LTC mining machines in operation is approximately 27,211.0 GH/s. For the three months ended September 30, 2023, we produced 45.4 million DOGE and 16,962.1 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$4.5 million.

Due to declines in cryptocurrency markets since the second half of 2022, we have suspended the operation of certain types of BTC mining machines. Considerable uncertainty persists in the market despite the recent modest recovery and narrow growth in cryptocurrency asset prices. Facing this current environment, we remain determined to improve our quality and efficiency. As of today, the total hash rate capacity of our BTC mining machines in operation is approximately 122.27 PH/s. For the three months ended September 30, 2023, we produced 11.5 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$0.4 million. We also recognized revenue of approximately US$0.3 million from our ETC cryptocurrency mining operations.

Mining Pool

Affected by the fluctuation in cryptocurrency prices in the third quarter of 2023, our mining pool business revenue slightly decreased from US$65.9 million for the three months ended June 30, 2023 to US$65.4 million for the three months ended September 30, 2023.

Data Center Operation

During the third quarter of 2023, our 82.5 megawatt space (the “82.5 Megawatt Space”) at the Ohio Mining Site recognized approximately $6.4 million in service fee revenue, representing an increase of US$2.8 million compared with the second quarter of 2023, primarily due to restoration of electricity supply to the Ohio Mining Site on May 26, 2023.

"Amid the cryptocurrency industry’s uneven recovery, we were pleased to deliver continued sequential improvement in our topline for the third quarter of 2023,” said Xianfeng Yang, CEO of BIT Mining. “Our growing data center operations propelled the increase in revenue. Furthermore, we are proactively reallocating resources and exploring initiatives to improve overall operating efficiency and profitability. Going forward, we will remain dedicated to diversifying revenue streams, enhancing efficiency and optimizing our operations to create value for all of our stakeholders."

Third Quarter 2023 Highlights

•	Revenues were US$77.0 million for the third quarter of 2023, representing a significant decrease of US$20.0 million from US$97.0 million for the third quarter of 2022 and an increase of US$2.9 million from US$74.1 million for the second quarter of 2023.

•	Operating loss was US$3.7 million for the third quarter of 2023, representing a significant decrease of US$27.1 million from US$30.8 million for the third quarter of 2022 and an increase of US$2.2 million from US$1.5 million for the second quarter of 2023.

•	Non-GAAP operating loss[1] was US$3.7 million for the third quarter of 2023, compared with non-GAAP operating loss of US$11.5 million for the third quarter of 2022, and non-GAAP operating loss of US$1.5 million for the second quarter of 2023.

•	Net loss attributable to BIT Mining was US$4.4 million for the third quarter of 2023, compared with net loss attributable to BIT Mining of US$19.4 million for the third quarter of 2022, and net loss attributable to BIT Mining of US$0.9 million for the second quarter of 2023.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$3.6 million for the third quarter of 2023, compared with non-GAAP net loss attributable to BIT Mining of US$0.2 million for the third quarter of 2022, and non-GAAP net loss attributable to BIT Mining of US$1.2 million for the second quarter of 2023.

•	Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to BIT Mining Limited for the third quarter of 2023 were US$0.39.

•	Non-GAAP basic and diluted losses per ADS[2] attributable to BIT Mining Limited for the third quarter of 2023 were US$0.32.

1 Non-GAAP financial measures exclude the impact of impairment of intangible assets, impairment of property and equipment, and changes in fair value of derivative instruments. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2 The Company changed the ratio of ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the former ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares, to the current ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change was effective at the start of trading on December 23, 2022.

Third Quarter 2023 Financial Results

Revenues

Revenues were US$77.0 million for the third quarter of 2023, representing a significant decrease of US$20.0 million, or 20.6%, from US$97.0 million for the third quarter of 2022, and a slight increase of US$2.9 million, or 3.9%, from US$74.1 million for the second quarter of 2023. The year-over-year decrease was mainly attributable to higher computing power of the whole network in the third quarter of 2023 compared with the computing power in the third quarter of 2022. This resulted in a lower percentage of rewards allocated to the mining pool business in the third quarter of 2023. The sequential increase was mainly attributable to the restoration of electricity supply to the Ohio Mining Site on May 26, 2023. Revenues were mainly comprised of US$65.4 million from the mining pool business, US$6.4 million from the data center business and US$5.2 million from the self-mining business.

Operating Costs and Expenses

Operating costs and expenses were US$80.3 million for the third quarter of 2023, representing a significant decrease of US$30.5 million, or 27.5%, from US$110.8 million for the third quarter of 2022, and a slight increase of US$2.3 million, or 2.9%, from US$78.0 million for the second quarter of 2023.

Cost of revenue was US$75.8 million for the third quarter of 2023, representing a significant decrease of US$29.5 million, or 28.0%, from US$105.3 million for the third quarter of 2022, and a slight increase of US$2.9 million, or 4.0%, from US$72.9 million for the second quarter of 2023. The year-over-year decrease was mainly attributable to (i) a significant decrease of US$25.8 million in cost for the allocation to pool participants associated with the mining pool business, (ii) a decrease of US$5.7 million in depreciation and amortization expense, which was partially offset by (iii) an increase of US$3.6 million in direct production costs related to data center service. The sequential increase was mainly due to (i) an increase of US$1.7 million in hosting cost related to self-mining business, primarily attributable to the new 13 megawatts of power capacity at the Texas Mining Site, (ii) an increase of US$1.6 million in direct production costs related to data center service, recovering from the power outage at the Ohio Mining Site in May 2023, which was partially offset by (iii) a decrease of US$0.4 million in cost for the allocation to pool participants associated with the mining pool business. Cost of revenue was comprised of the direct cost of revenue of US$72.9 million and depreciation and amortization of US$2.9 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$64.8 million, (ii) the cryptocurrency mining business of US$2.9 million, and (iii) the data center business of US$5.2 million.

Sales and marketing expenses were US$0.1 million for the third quarter of 2023, representing a decrease of US$0.1 million, or 50.0%, from US$0.2 million for the third quarter of 2022 and remained unchanged from the second quarter of 2023.

General and administrative expenses were US$4.2 million for the third quarter of 2023, representing a slight decrease of US$0.4 million, or 8.7%, from US$4.6 million for the third quarter of 2022 and a slight decrease of US$0.4 million, or 8.7%, from US$4.6 million for the second quarter of 2023. The year-over-year and sequential decrease was mainly due to a decrease of US$0.4 million in operating expenses related to travel and other administrative expenses.

Service development expenses were US$0.1 million for the third quarter of 2023, representing a decrease of US$0.7 million, or 87.5%, from US$0.8 million for the third quarter of 2022, and a decrease of US$0.2 million, or 66.7%, from US$0.3 million for the second quarter of 2023. The year-over-year decrease was mainly due to a decrease in staff costs, benefits, share-based compensation and other related expenses as a result of a decrease in headcount.

Net Gain on Disposal of Cryptocurrency Assets

Net gain on disposal of cryptocurrency assets was US$1.8 million for the third quarter of 2023, representing a decrease of US$2.8 million from US$4.6 million for the third quarter of 2022, and a decrease of US$2.1 million from US$3.9 million for the second quarter of 2023, by using the first-in-first-out (“FIFO”) asset management and valuation method to calculate the cost of disposition during the third quarter of 2023.

Impairment of Cryptocurrency Assets

Impairment of cryptocurrency assets was US$1.2 million for the third quarter of 2023, representing a decrease of US$1.3 million from US$2.5 million for the third quarter of 2022, and a decrease of US$0.5 million from US$1.7 million for the second quarter of 2023, mainly due to provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Impairment of Property and Equipment

Impairment of property and equipment was nil for the second and third quarters of 2023 and was US$11.7 million for the third quarter of 2022, which was mainly due to the provision for impairment of mining machines in Kazakhstan and the U.S.

Impairment of Intangible Assets

Impairment of intangible assets was nil for the second and third quarters of 2023 and was US$7.5 million for the third quarter of 2022, which was mainly due to the impairment of the strategy contract that the Company acquired through its acquisition of Asgard Data Centers.

Operating Loss

Operating loss was US$3.7 million for the third quarter of 2023, compared with operating loss of US$30.8 million for the third quarter of 2022, and operating loss of US$1.5 million for the second quarter of 2023.

Non-GAAP operating loss was US$3.7 million for the third quarter of 2023, compared with non-GAAP operating loss of US$11.5 million for the third quarter of 2022, and non-GAAP operating loss of US$1.5 million for the second quarter of 2023. The year-over-year decrease in non-GAAP operating loss was mainly due to (i) a decrease of US$9.5 million in gross loss of the cryptocurrency business, (ii) a decrease of US$1.3 million in impairment of cryptocurrency assets, and offset by (iii) a decrease of US$2.8 million in net gain on disposal of cryptocurrency assets. The sequential increase in non-GAAP operating loss was mainly due to (i) a decrease of US$2.2 million in net gain on disposal of cryptocurrency assets and offset by (ii) a decrease of US$0.5 million in impairment of cryptocurrency assets.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$4.4 million for the third quarter of 2023, compared with net loss attributable to BIT Mining of US$19.4 million for the third quarter of 2022, and net loss attributable to BIT Mining of US$0.9 million for the second quarter of 2023. The year-over-year decrease in net loss attributable to BIT Mining was mainly due to (i) a decrease of US$11.7 million in impairment of property and equipment, (ii) a decrease of US$7.5 million in impairment of intangible assets, and offset by (iii) a decrease of US$3.3 million in gain from disposal of a subsidiary, which was mainly attributable to the sale of shares of Loto Interactive Limited in July 2022. The sequential increase in net loss attributable to BIT Mining was mainly due to (i) a decrease of US$2.2 million in net gain on disposal of cryptocurrency assets, (ii) an increase of US$1.1 million in loss in fair value of derivative instruments, and offset by (iii) a decrease of US$0.5 million in impairment of cryptocurrency assets.

Non-GAAP net loss attributable to BIT Mining was US$3.6 million for the third quarter of 2023, compared with non-GAAP net loss attributable to BIT Mining of US$0.2 million for the third quarter of 2022, and non-GAAP net loss attributable to BIT Mining of US$1.2 million for the second quarter of 2023. The year-over-year increase was mainly due to a decrease of US$3.3 million in gain from disposal of a subsidiary, which was attributable to the sale of shares of Loto Interactive Limited in July 2022. The sequential increase in non-GAAP net loss attributable to BIT Mining was mainly due to the reasons related to net gain on disposal of cryptocurrency assets and impairment of cryptocurrency assets mentioned above.

Cash and Cash Equivalents, Restricted Cash and Short-term Investment

As of September 30, 2023, the Company had cash and cash equivalents of US$2.6 million and restricted cash3 of US$0.1 million, compared with cash and cash equivalents of US$5.4 million, restricted cash of US$0.1 million, and short-term investment4 of US$2.4 million as of December 31, 2022.

Cryptocurrency Assets

As of September 30, 2023, the Company had cryptocurrency assets of US$15.3 million in aggregate, which is the U.S. dollar equivalent of 254 BTC, 77.3 million DOGE, 15,974 LTC, and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

3 Restricted cash represents deposits in merchant banks yet to be withdrawn.

4 Short-term investment represents fixed coupon notes with original maturities of greater than three months but less than a year.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC, DOGE and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude the impact of share-based compensation expenses, impairment of property and equipment, changes in fair value of contingent considerations, and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)
 (Unaudited)

	December 31, 2022	September 30, 2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,448	2,641
Restricted cash	126	125
Short-term investment	2,360	-
Accounts receivable	4,120	3,772
Prepayments and other current assets	8,310	13,102
Cryptocurrency assets	14,972	15,285
Total current assets	35,336	34,925

Non-current assets:
Property and equipment, net	27,220	25,400
Intangible assets, net	3,314	2,353
Deposits	2,387	2,462
Long-term investments	8,049	6,344
Right-of-use assets	4,135	4,056
Long-term prepayments and other non-current assets	6,363	72
Total non-current assets	51,468	40,687

TOTAL ASSETS	86,804	75,612

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	23,425	24,041
Accrued payroll and welfare payable	819	63
Accrued expenses and other current liabilities	5,155	4,193
Income tax payable	73	72
Operating lease liabilities - current	1,367	1,462
Total current liabilities	30,839	29,831

Non-current liabilities:
Operating lease liabilities - non-current	2,837	2,593
Total non-current liabilities	2,837	2,593

TOTAL LIABILITIES	33,676	32,424

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2022 and September 30, 2023; 1,063,813,210 and 1,111,232,210 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively	54	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2022 and September 30, 2023; 65,000 shares issued and outstanding as of December 31, 2022 and September 30, 2023	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2022 and September 30, 2023; 99 shares issued and outstanding as of December 31, 2022 and September 30, 2023	-	-
Additional paid-in capital	620,807	621,561
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(542,169)	(552,379)
Accumulated other comprehensive loss	(3,960)	(4,444)
Total shareholders' equity	53,128	43,188

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,804	75,612

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	US$	US$	US$
Revenues	96,987	74,065	77,017

Operating costs and expenses:
Cost of revenue	(105,299)	(72,943)	(75,843)
Sales and marketing expenses	(174)	(131)	(115)
General and administrative expenses	(4,575)	(4,634)	(4,248)
Service development expenses	(799)	(328)	(111)
Total operating costs and expenses	(110,847)	(78,036)	(80,317)
Other operating income	232	209	-
Government grant	18	-	-
Other operating expenses	-	-	(995)
Net gain on disposal of cryptocurrency assets	4,574	3,923	1,754
Impairment of cryptocurrency assets	(2,494)	(1,697)	(1,205)
Impairment of property and equipment	(11,747)	-	-
Impairment of intangible assets	(7,539)	-	-
Operating loss	(30,816)	(1,536)	(3,746)
Other income (expense), net	7,946	317	(5)
Interest income	19	2	200
Gain from equity method investments	5	8	-
Gain from disposal of subsidiaries	3,340	-	-
Changes in fair value of derivative instruments	-	275	(808)
Loss before income tax	(19,506)	(934)	(4,359)
Income tax benefits	-	-	-
Net loss	(19,506)	(934)	(4,359)
Less: Net loss attributable to noncontrolling interests	(57)	-	-
Net loss attributable to BIT Mining Limited	(19,449)	(934)	(4,359)
Other comprehensive loss
Foreign currency translation loss	(1,069)	(650)	(44)
Other comprehensive loss, net of tax	(1,069)	(650)	(44)
Comprehensive loss	(20,575)	(1,584)	(4,403)
Less: Comprehensive loss attributable to noncontrolling interests	(86)	-	-
Comprehensive loss attributable to BIT Mining Limited	(20,489)	(1,584)	(4,403)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	978,599,199	1,111,232,309	1,111,232,309
Diluted	978,599,199	1,111,232,309	1,111,232,309

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss	(0.02)	(0.00)	(0.00)

Losses per ADS* attributable to BIT Mining Limited-Basic and Diluted
Net loss	(1.99)	(0.08)	(0.39)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	US$	US$	US$
Operating loss	(30,816)	(1,536)	(3,746)
Adjustment for impairment of intangible assets	7,539	-	-
Adjustment for impairment of property and equipment	11,747	-	-
Adjusted operating loss (non-GAAP)	(11,530)	(1,536)	(3,746)

Net loss attributable to BIT Mining Limited	(19,449)	(934)	(4,359)
Adjustment for impairment of intangible assets	7,539	-	-
Adjustment for impairment of property and equipment	11,747	-	-
Adjustment for changes in fair value of derivative instruments	-	(275)	808
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(163)	(1,209)	(3,551)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	978,599,199	1,111,232,309	1,111,232,309
Diluted	978,599,199	1,111,232,309	1,111,232,309

Losses per share attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net loss (non-GAAP)	(0.00)	(0.00)	(0.00)

Losses per ADS* attributable to BIT Mining Limited (non-GAAP)-Basic and Diluted
Net loss (non-GAAP)	(0.02)	(0.11)	(0.32)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022